July 31, 2006

Mr. Franco Plastina
President and Chief Executive Officer
Tekelec
5200 Paramount Parkway
Morrisville, North Carolina 27560

Dear Frank:

As you know, we are the largest holder of the Company’s common stock. Our beneficial ownership of 8,900,000 shares represents approximately 13.25% of the shares outstanding, based on public information.

We believe that, properly managed, the Company shows excellent potential to build shareholder value, and we are pleased to support efforts undertaken by management and the Board for that purpose.

In particular, we applaud management’s moves to dispose of non-core assets. In this context, we feel strongly that the Company should preserve capital and continue to rationalize its operations, and avoid acquisitions that could deplete its resources and threaten shareholder value.

We will continue to follow management’s initiatives with interest, and to support efforts to preserve and enhance shareholder value. We look forward to maintaining a constructive dialogue with you and the Board.

Yours truly,

Glenn J. Krevlin